SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   AMENDMENT NO. 1

                                          TO

                                    SCHEDULE 14D-9

                        Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of the
                           Securities Exchange Act of 1934

                            Lotus Development Corporation
                              (Name of Subject Company)

                            Lotus Development Corporation
                          (Name of Person Filing Statement)

                        Common Stock, Par Value $.01 Per Share
              (Including the Associated Preferred Share Purchase Rights)
                            (Title of Class of Securities)

                                      545700106
                        (CUSIP Number of Class of Securities)

                                     Jim P. Manzi
                                Chairman of the Board,
                                    President and
                               Chief Executive Officer
                            Lotus Development Corporation
                                 55 Cambridge Parkway
                           Cambridge, Massachusetts  02142
                                    (617) 577-8500
                    (Name, address and telephone number of person
                   authorized to receive notice and communications
                      on behalf of the person filing statement)

                                      Copies to:

               Kenneth S. Siegel                 Barry A. Bryer
             Baker & Botts, L.L.P.       Wachtell, Lipton, Rosen & Katz
               885 Third Avenue               51 West 52nd Street
         New York, New York 10022-4834   New York, New York  10019-6150
                (212) 705-5000                   (212) 403-1000

          On June 12, 1995, Lotus Development Corporation (the "Company") filed with the Securities and Exchange Commission (the "SEC") a Schedule 14D-9 (the "Schedule 14D-9") with respect to the tender offer by White Acquisition Corp., a New York corporation and a wholly owned subsidiary of International Business Machines Corporation, to purchase for cash all of the outstanding shares of common stock, par value $.01 per share, of the Company. This Amendment No. 1 to the Schedule 14D-9 hereby amends and supplements the Schedule 14D-9 as follows:

Item 9.   Material to be Filed as Exhibits.


Exhibit
Number
- ------

8(a) In response to a comment received from the SEC as of June 28, 1995, that the first sentence of the penultimate paragraph of the opinion of Lazard Freres & Co. LLC ("Lazard"), previously filed as Exhibit 8 to the Schedule 14D-9, should be deleted, Lazard has deleted such wording and issued a revised opinion which is filed herewith as Exhibit 8(a).


































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







                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 1995             LOTUS DEVELOPMENT CORPORATION




                          By: /s/ Thomas M. Lemberg
                              ---------------------
                               Thomas M. Lemberg
                               Vice President, General
                               Counsel and Secretary








































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







                                  EXHIBIT INDEX


Exhibit
Number
- ------


8(a) In response to a comment received from the SEC as of June 28, 1995, that the first sentence of the penultimate paragraph of the opinion of Lazard Freres & Co. LLC ("Lazard"), previously filed as Exhibit 8 to the Schedule 14D-9, should be deleted, Lazard has deleted such wording and issued a revised opinion which is filed herewith as Exhibit 8(a).











































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